116

05010501

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ChinaCast Communication Holdings

*CURRENT ADDRESS

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34811 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 8/17/05



education & beyond

poised for growth

双威通讯
ChinaCast

contents

our corporate profile 2

board of directors 4

management team 6

financial highlights 8

message to shareholders 9

group structure 16

corporate information 17

corporate governance 18

financial statements 21

Education and Beyond...

...for Students...

100 million higher education students in the PRC – **only 11%** will have the opportunity to enter a University due to limited capacity constraints...

At ChinaCast, our distance learning services transcend boundaries.... we bring **equal** educational opportunities to all students – from the most remote parts of the PRC to the most advanced cities...

...and Teachers...

Training of teachers to impart **quality** educational knowledge to all students – that's our mission. There are over 14 million teachers in the PRC who require continuing education on an annual basis. We **fill that strategic gap** by providing distance learning services to teachers to train their students more effectively.

...to Enterprises...

Our innovative Enterprise Products and Services enable **ubiquitous, instant broadband infrastructure and applications**, overcoming the last-mile and bottleneck issues that trouble the traditional terrestrial carriers, just in time to ride the wave of **demand of broadband services for corporations in the PRC...**

our corporate profile

Established in 1999, we are the PRC's leading private satellite broadband value added service provider to educational institutions, government agencies and corporate enterprises. ChinaCast employs over 160 employees at our headquarters and Network Operations Center in Beijing and our sales offices in Shanghai and Hong Kong. ChinaCast went public on the Singapore Stock Exchange on May 14, 2004.



Our Motto For Growth – "Education & Beyond"
The opportunity to play a lead role in the PRC broadband revolution, especially in the fast growing distance learning sector, provides us the momentum to drive our performance and deliver value to our shareholders.

Distance Learning Solutions
Our distance learning solutions are offered to universities, primary/middle/high schools (K – 12) and other educational institutions. We provide the hardware, software applications, content and nationwide broadband network services in an integrated approach to allow these institutions to generate higher enrolment growth, student satisfaction and strong programme retention.

We currently provide distance learning solutions to 15 major universities and over 300 remote classrooms educating over 82,000 students in the PRC. As the market leader, we support some of the largest and fastest growing higher education distance learning programmes in the PRC.

In the K – 12 school sector, we currently broadcast our multimedia educational content to over 7,000 schools throughout the country in partnership with leading educational content companies. In addition, through our partnership with the Teacher.com.cn web portal, a joint venture set up to provide continuous teacher and administrator training, we will be providing degree and non-degree courses to the approximately 10 million K – 12 teachers and administrators in the country.





We have also implemented major distance learning projects for government institutions such as the China Ministry of Coal and the Ministry of Labour and Social Welfare. These government agencies are now rapidly ramping up their distance learning networks to provide much-needed skills training to coal industry employees and retrenched workers.

Enterprise Networking Solutions

This past year, we have established a new business segment to provide Enterprise Networking Solutions to large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC.

Our nationwide broadband satellite network coverage enables our clients to cost-effectively reach even the most remote parts of the country. Target customers include energy companies, post offices, banks, insurance companies, retail stores, lottery companies and car dealerships.

Our Board of Directors, Management Team and Advisory Board comprise of professional executives with extensive experience working with Multinational and PRC Finance, Telecom and Information Technology companies.

board of directors



Yin Jianping
Executive Chairman

Mr. Yin Jianping, Executive Chairman, is one of the co-founders of the Company and has played a significant role in setting the vision and strategy for the Group and the development and growth of our operations over the past five years. He was previously President of Lhasa Beer Company Limited and has also worked in various PRC government departments including heading the Economic Planning Department of the Tibet Municipal Government and was the Economic Planning Officer of Naqu Region, Tibet Province. Mr. Yin graduated from the Southwest Finance and Economy University of China with a degree in Finance.

Directorships* – Tibet Tiantai Investment Management Co., Ltd, Asia Premium Television Group, Inc. and various subsidiaries in the Group and in the SOE companies.

Chan Tze Ngon, Ron
Chief Executive Officer

Mr. Chan Tze Ngon, Ron, Chief Executive Officer, our CEO since 1999, Mr. Chan is also a co-founder of the Company and is responsible for the Group's overall direction and operations. He has worked extensively in the PRC IT and telecom industry over the past 20 years and brings extensive experience in working with both start-ups and mature companies. Mr. Chan was also one of the founders of Technology Ventures Holdings Limited ("TVH"), an IT systems integration company listed on the Hong Kong Stock Exchange, and was the General Manager of CL Computer China / Hong Kong Limited. Mr. Chan holds a Master of Science in Mathematics and a Master of Computer Science from Concordia University in Montreal, Canada.

Directorships* – TVH and various subsidiaries of TVH and those of the Company.

Li Wei
Chief Operating Officer

Mr. Li Wei, Chief Operating Officer, oversees the Group's daily operational and management activities. Prior to joining the Group in 2001, Mr. Li was Business Director for China Orient Satellite. Mr. Li holds a Bachelor of Finance and Accounting from the Wuhan Military & Economic College and a Master of Business Administration from the People's University.

Directorships* – SOE companies and various subsidiaries in the Group.

* Please refer to the Prospectus dated April 30, 2004 for a detailed listing of the past directorships of the directors as only their present significant directorships have been listed herein.



Daniel Tseung Kar Keung
Non-Executive Director

Mr. Daniel Tseung Kar Keung, Non-Executive Director, serves as an Investment Advisor to the Sun Hung Kai Properties Group, one of Asia's largest conglomerates, as well as Director of Investments for SUNeVision Holdings Limited, a leading Asian Internet infrastructure and services provider. Mr. Tseung was previously a Director in the Technology & Communications Group of GE Equity, the private equity arm of GE Capital. Mr. Tseung holds a Bachelor of Arts from Princeton University and a Master of Arts from Harvard University.

Directorships* – Legend Silicon Pte Ltd, Cellon International Pte Ltd, IP Dynamics Pte Ltd, and various subsidiaries in the Group.

Foo Meng Tong
Independent Director

Mr. Foo Meng Tong, Independent Director, has more than 30 years of international business and management experience. He was the Director of the Industry Development Division at the Singapore Economic Development Board (EDB) and was also concurrently the General Manager of EDB Investments Pte Ltd. He has served overseas as the regional director of EDB's offices in Europe and in North America and was the administrator of the Skills Development Fund from 1980 to 1986. Mr. Foo was Singapore's Ambassador to France from 1994 to 1997 with concurrent accreditations to Spain, Portugal, Switzerland (1994 - 1996) and Israel (1996 - 1997). Mr. Foo is a Fellow of the Institute of Engineers, Singapore.

Directorships* – ArianeCorp Limited, DMX Technologies Group Ltd, Fischer Tech Ltd, Meghmani Organics Limited.

Chow Kok Kee
Independent Director

Mr. Chow Kok Kee, Independent Director, is currently the Managing Director of ACTA Investment & Services Pte Ltd. Prior to that, Mr. Chow was Senior Vice President of DBS Bank, and held positions in the Singapore government where he served in both Ministries of Defence and Education. A Colombo Plan scholar, Mr. Chow graduated from the University of Newcastle with Bachelor of Commerce and Bachelor of Engineering (First Class Honours) degrees. He also holds a Master of Business Administration degree from the National University of Singapore.

Directorships* – Chosen Holdings Limited, Innovalues Precision Limited, Meiban Group Ltd, Sing Lun Holdings Limited, Singapore Food Industries Ltd, Thai Village Holdings Ltd, Tuan Sing Holdings Limited. Since the date of the Prospectus, he has resigned as director from NM Holdings Ltd and PCA Technology Ltd.

management team

Cliff Chow Siu Lam *Chief Financial Officer*
David Sun Guangfeng *Chief Technology Officer*
Michael Santos *Vice President, Strategic Business Development*
Antonio Sena *Vice President, Corporate Finance & Company Secretary*
Jim Ma Jim Lok *Vice President, Finance*
Liu Baoqian *Vice President, Education Sales and Marketing*
Wang Liping *Vice President, Government Sales and Marketing*
Jones Chen *Vice President, Enterprise Sales and Marketing*

Mr. Cliff Chow Siu Lam

Chief Financial Officer

brings more than 15 years of financial management experience to the Group and is responsible for all accounting and financial planning functions. Prior to joining the Group in 2002, Mr. Chow was the CFO of Technology Venture Holdings and Sun Television Cybernetworks Holdings respectively. Mr. Chow has also worked for Dow Chemical (HK) Limited, Ernst & Young (Hong Kong) and DBS Asia Capital Limited. Mr. Chow graduated from the University of Washington (USA) and holds a Bachelor of Business Administration, majoring in accounting and is a member of the American Institute of Certified Public Accountants.

Mr. David Sun Guangfeng

Chief Technology Officer

is responsible for engineering and product development initiatives from both an R&D and custom solutions perspective. Prior to joining the Group, Mr. Sun worked extensively in the PRC satellite industry with Hughes Network Systems, Gilat Satellite Networks and Aerospace Fudao Hi-tech Co. Mr. Sun holds a Bachelor of Electrical Engineering from Anhui University and a Master of Electrical Engineering from China Aerospace University.

Mr. Michael Santos

Vice President, Strategic Business Development

has more than 20 years of international experience in business development, marketing, sales, strategic relationships and general management. Prior to joining the Group in 2001, Mr. Santos worked for 12 years for Hughes Network Systems, where he managed the sales, marketing and operations of their Asia/Pacific division and spearheaded the deal team that invested in ChinaCast in 2000. Mr. Santos is an alumni of The George Washington University, Washington, DC, and holds a Bachelor of Science in Electrical Engineering and a Master of Science in Computer Engineering.

Mr. Antonio Sena

Vice President, Corporate Finance & Company Secretary

joined the Group in 2004 and is responsible for investor relations and corporate finance matters. Mr. Sena is an Australian Chartered Accountant and ran his own management consulting practice prior to joining the Group. Prior to that, he was the Chief Financial Officer of Fujitsu PC Asia Pacific and worked with the Byron Richfield Group in Hong Kong as Finance Director. From 1985 to 1990, he was the General Manager (Asia) of Imagineering, a large Australian listed IT distributor. Mr. Sena holds a Bachelor of Economics from the University of Sydney (Australia) and a Master of Commerce from the University of New South Wales. He is a fellow of CPA Australia.

Mr. Jim Ma Jim Lok

Vice President, Finance

joined the Group in 1999 and is responsible for managing the Company's financial processes, including financial reporting, fund raising, investor relations and other related corporate finance activities of the Group. Mr. Ma previously worked for Cambridge Neural Dynamics Ltd and for Lippo Securities Limited as an associate director working on initial public offers and M&A projects. Mr. Ma holds a M.Phil (Finance) and M.A. (Engineering), both from Cambridge University (UK). He is also a Chartered Financial Analyst.

Mr. Liu Baoqian

Vice President, Education Sales and Marketing

is responsible for the operation and management of higher education projects, regulatory license applications and the development of new business ventures. He was the General Manager of China Online's (Shenzhen Rayes Group Ltd) Telecom Division prior to joining the Group in 1999. Mr Liu was a lecturer at the Radio Physics Department at the Baoji Art and Science University and has a Masters in Wireless Electronics & Physics from Xi'an Electronic Science and Technology University.

Mr. Wang Liping

Vice President, Government Sales and Marketing

who has been with the Group since 2001, is responsible for all sales and marketing activities for the Group's education/ training solutions for the government sector and is also in charge of the logistics information service for the Group's data networking solutions. Prior to that, Mr. Wang was the General Manager of China Fisheries Huarong Co., Ltd., a subsidiary of China National Fisheries Group (CNFG), and as a Technical Inspector for Inner Mongolia Geology Mapping Bureau. He holds an associate degree in Business Administration from the Central Radio and TV University.

Mr. Jones Chen

Vice President, Enterprise Sales and Marketing

joined the Group in 2005 and brings more than 15 years of sales/marketing experience in the PRC satellite and telecommunications industry. Prior to joining, Mr. Chen held a wide range of executive level sales and marketing positions at Hughes Network Systems, including Vice President, Sales and Marketing at HNS-Shanghai, Marketing Manager, Asia-Pacific and Product Manager, HNS International. Mr. Chen has a Bachelor of Science Degree and a Master of Science Degree in Electrical Engineering from the National Chiao-Tung University (Taiwan).

Advisory Board

Michael Sun *Senior Advisor*
Stephen Carrier *Senior Advisor*

Dr. Michael Sun

Senior Advisor

has been a pioneer in the PRC satellite communications industry and was previously Corporate Vice President and General Manager of Hughes Network Systems (HNS) China. He brings with him more than 25 years of experience with international IT and telecom organizations such as General Electric, Sprint and Computer Sciences Corporation. He is currently the CEO of China-based General Plan Multimedia, a digital television set top box (STB) manufacturer and media company. Dr. Sun received his Ph.D. from Georgetown University, Washington, DC, in 1976, and has a Masters degree (Computer Science) from The John Hopkins University and a MBA from Marymount University of Virginia.

Mr. Stephen Carrier

Senior Advisor

has close to 30 years of experience in international corporate and telecommunications law and was previously the Vice President, Legal Counsel and Business Development, at Hughes Network Systems (USA). At HNS, he was involved in joint venture exercises and evaluation of the company's global investments, including HNS' investment in ChinaCast in 2000. Mr. Carrier also previously worked with Satellite Business Systems, a satellite communications joint venture of IBM, Aetna and Comsat, as Assistant General Counsel before he joined HNS. Mr. Carrier is an alumni of Columbia University's (New York) Graduate School of Law, where he graduated in 1973 and received his MBA from the University's Graduate School of Business Administration in the same year.

financial highlights

	FY2001 (RMB'm)	FY2002 (RMB'm)	FY2003 (RMB'm)	FY2004 (RMB'm)
Revenue [1]	63.2	90.8	123.2	141.0
Profit before Tax [1]	(38.6)	17.0	44.1	50.7
Net Profit [1]	(40.2)	12.0	31.5	41.0
Earnings Per Share ("EPS") – Basic (RMB cents) [2]	(12.1)	3.3	9.5	10.2
Net Margin %	–	12.1	25.6	29.0

Combined revenue of the Group and that of SOE.

(a) The Company was incorporated in Bermuda on 20 November 2003 and was formed as a result of the restructuring exercise (the "Restructuring Exercise") as described in the Prospectus of the Company. Actual results reflected in the audited financial statements in the annual report are derived after the Company had completed the Restructuring Exercise.

The following income statement for the year ended 31 December 2004 provides comparatives for the Group as audited and together with proforma income statements as comparatives for the years ended 31 December 2004 and 31 December 2003 prepared on the basis that the Restructuring Exercise has taken place since January of the relevant periods:

	Group (Audited) May - 31 Dec FY2004 RMB'000	Group (Proforma) 1 Jan - 31 Dec FY2004 RMB'000	Group (Proforma) 1 Jan - 31 Dec FY2003 RMB'000
Revenue	50,488	75,007	76,587
Cost of sales	(21,699)	(33,232)	(34,373)
Gross profit	28,789	41,775	42,214
Service fee (Note A)	23,927	32,714	22,895
Other income	2,318	2,712	634
Selling expense	(1,238)	(1,634)	(2,586)
Administrative expense	(18,885)	(24,443)	(18,022)
Profit from operations	34,911	51,124	45,135
Finance costs	(72)	(392)	(1,051)
Profit before income tax	34,839	50,732	44,084
Income tax expense	(6,132)	(9,776)	(12,611)
Net profit for the period	28,707	40,956	31,473

(b) The combined revenue of the Group and the SOE based on the proforma income statements of the Group for the year ended 31 December 2004 and 31 December 2003 is as follows:

	FY2004 RMB'000	FY2003 RMB'000
Revenue of the Group		
K-12 and content delivery	75,007	76,587
Revenue of the SOE		
University Distance Learning Solutions	56,396	37,598
IT/Management Training Courses and Solutions	3,636	5,289
K-12 Distance Learning and Educational Content Solutions	4,990	3,711
Enterprise Networking Products and Services	928	–
Sub-total	65,950	46,598
Sum of the Group's and SOE's revenue	140,957	123,185

(2) Based on proforma net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 400,379,000 shares. EPS for the proforma results has been calculated based on the net profit attributable to shareholders and the pre-invitation issued share capital of 331,316,501 shares.

message to shareholders

Dear Valued Shareholders,

It is our pleasure to present our maiden annual report.

FY2004 has been an exciting year for us at ChinaCast. We entered a new phase in our corporate life through our listing on the Main Board of SGX in May 2004. Our Initial Public Offer of 110.5 million shares at the price of S$0.49 each raised total net proceeds of approximately S$50.5 million for the Group. Trading of our shares commenced on May 14, 2004.

The Year in Review

For FY2004, our Group achieved a sterling set of results with an increase in profit before income tax (PBT) to RMB 50.7 million in FY2004 as compared to RMB 44.1 million in FY2003. The increase in PBT was largely due to the significant improvement of 42.9% in service fees derived from ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd (collectively known as the "Satellite Operating Entities" or "SOE") to RMB 32.7 million largely through business expansion in the University Distance Learning Solutions segment.

Net profit correspondingly increased 30.1% to RMB 41.0 million in FY2004 from RMB 31.5 million in FY2003. Our Group's combined revenue grew 14.4% to RMB 141.0 million from RMB 123.2 million in FY2003. This was mainly due to a 75% increase in student enrolment for University Distance Learning Solutions in FY2004.

Other income increased significantly to RMB 2.7 million in FY 2004 from RMB 0.6 million in FY2003. This is largely due to interest income derived from the increase in bank balances after the listing of the Company.

Selling expenses dropped considerably to RMB 1.6 million in FY2004 as compared to RMB 2.6 million in FY2003 as we reduced the resources allocated to the development of the K – 12 Distance Learning and Educational Content Solutions segment. Selling expenses for the SOE, had however, increased to RMB 3.8 million in FY2004 from RMB 1.4 million in FY2003 due to the increase in marketing activities.



Yin Jianping
Chairman

Chan Tze Ngon, Ron
Chief Executive Officer



Education and Training Solutions

Our University Distance Learning Solutions segment delivered an outstanding performance, with an increase in revenue to RMB 56.4 million from RMB 37.6 million in FY2003, representing a 50% improvement in topline growth. This was mainly due to the significant 75% increase in student enrolment from 47,000 at the end of FY2003 to 82,000 at the end of FY2004. In addition to the 7 universities that are currently generating revenue, we are pleased to report an increase of 3 new universities, of which 1 is starting to generate revenue for the Group and the other 2 are in student enrolment phase.


ChinaCast University Student Enrolment Growth
NO. OF STUDENTS
100000
80000
60000
40000
20000
0
167%
11,500
47,000
82,000
2002
2003
2004
YEAR


shed

message to shareholders (cont'd)



During the year, we signed a Memorandum of Understanding with the University of Maryland's Robert H. Smith School of Business (The Smith School), one of the world's top ranking business schools. Under this partnership, we will assist in delivering The Smith School's executive education programmes to large enterprises and government agencies. Other programmes in the pipeline include courses in education, healthcare/hospital management, insurance and hospitality management. These programmes will be delivered by satellite and held at in-house training facilities throughout the PRC. Corporations can derive economies of scale through our training solutions. We are also in the midst of negotiations with other universities and academic institutions for partnership opportunities that will further enhance our market position in this sector within the PRC.

Our project with the China Ministry of Coal is also ramping up well and is now training over 10,000 employees at 21 coal mining sites, which are typically located in remote regions.

In addition, we are also providing distance learning solutions to the China Employment Technical Training Centre of the Ministry of Labour and Social Welfare, which will be utilising our solutions to provide vocational training and job skills such as cooking and manicure classes to retrenched workers throughout the PRC. We have co-ownership of the programme contents of this pilot project. For the past 2 years, this programme has trained more than 15,000 workers at over 100 sites throughout the PRC.

These projects are excellent examples of our unique ability to provide advanced and cost-effective solutions to even the most rural areas of the PRC.

Our K – 12 Distance Learning and Educational Content Solutions segment has been the Group's principal revenue contributor for the past 2 financial years. Revenue from this segment has been fairly stable at RMB 80.0 million and RMB 80.3 million for FY2004 and FY2003 respectively. We have also established an alliance with Teacher.com.cn, a joint venture with North East Normal University and Technology Venture Holdings Limited that provides teacher and administrator continual training services and degree programmes to more than 20,000 teachers.


integr
b an

In May 2004, our Group announced a tie-up with China Children and Teenagers' Fund (CCTF), a self-funded charity organization that serves the young population in the PRC. This tie-up is part of a new distance learning program for CCTF's charity's "Ankang Plan" to help provide 370 million underprivileged children and teenagers in the PRC with proper education. For this partnership, we will provide satellite equipments to set up 10,000 remote sites, or "Ankang Classrooms", across the PRC over the next four years to enable the nationwide delivery of education content to more than 2 million children who are currently deprived of quality schooling due to poverty. In addition to the turnkey satellite solution, we will also provide education content for all the Ankang Classrooms. This project is expected to generate about RMB 140.0 million in revenue within the four year term for the Group.

Enterprise Networking Solutions

The development of the Enterprise Networking Products and Services segment started at the end of 2003. This is a segment with huge potential for growth even though it is relatively new. Targeted at large corporations, government agencies and multinational companies, this division came into full commercial service in the final quarter of FY2004.


双威通讯网络有限公司
远程教学系统解决方案

message to shareholders (cont'd)





ated

aining solutions

This segment has made good progress during the year under review. We clinched our first major, "blue-chip" customer – Taikang Life Insurance Co., (Taikang Life), one of the PRC's six largest life insurers, soon after listing. The project with Taikang Life includes the installation of a satellite broadband distance learning network of over 150 sites throughout the PRC to train over 160,000 employees and insurance agents. Taikang Life has reportedly saved substantial operational costs since the implementation of our network.

This first contract clinched with Taikang Life will provide us with potential opportunities for partnerships with customers in the banking and insurance sectors as well as the Fortune 500 companies within the PRC. We aim to sign up additional customers for this segment and quickly grow our business over the next financial year.

Corporate Developments and Others

In anticipation of the increasing demand for the usage of our satellite solutions in 2005 and 2006, we have, during the year, completed the expansion of our Satellite Network Operations Centre in Beijing and are in the process of taking delivery of a new DirecWay satellite hub upgrade from Hughes Network Systems, our strategic business partner. This new two-way broadband satellite service allows us to offer new value added services such as video-conferencing, VOIP and disaster recovery service. We expect the DirecWay system to be operational in early FY2005.

During the year, we were awarded the "Education User Satisfaction Award", by the Ministry of Education. We were also listed as one of the "China Top 15 Companies for Tomorrow, 2004", by "China High-Tech Enterprises" magazine, a PRC government-supported title managed by the National Bureau of Statistics of China. We were selected based on our pace of growth, influence on the industry, technology innovations, market coverage and indicators of new IT powers within the PRC.

message to shareholders (cont'd)

We are honoured to be awarded the "User Recommendation Award" in the Deloitte Technology Fast 500 Asia Pacific 2004 Programme in December 2004, which is sponsored by the Technology, Media and Telecommunications (TMT) global industry group of Deloitte Touche Tohmatsu. The objective of this programme is to provide recognition to technology companies that have achieved the fastest rates of annual revenue growth in the Asia-Pacific region in the past three years.

The Year Ahead/Outlook

We are optimistic of our growth and will continue to strengthen our market leadership in the university distance learning space and to tap on the PRC's vast education industry by exploring potential partnerships with both foreign and local academic institutions and companies.

The Chinese government has mapped out an education development strategy in their Tenth Five-Year Plan in which over 68 licences have been issued to universities in the PRC to offer distance learning degree courses. Many of these universities are planning to launch distance learning initiatives in the near future. We will continue to devote more effort in growing the University Distance Learning Solutions segment, tapping into this high growth tertiary education market.


Total Investment in Distance Learning in China
US$M
2500
2000
1500
1000
500
0
CAGR 61%
$352
$636
$1,029
$1,529
$2,355
2001
2002
2003P
2004P
2005P
YEAR



Early this year, we entered into a strategic partnership with the Canadian Institute of Business and Technology (CIBT), a subsidiary of Capital Alliance. In this strategic partnership, we will deliver selected certificate programmes, such as certified financial planning and automobile mechanical training programmes, via our satellite delivery system with credits transferable to internationally accredited programmes. By combining ChinaCast's satellite distance learning network with CIBT's on-line and in-class delivery modules offered by Apollo Group, Inc., one of the world's largest distance learning players, it will create a unique learning experience for our students in the PRC. We expect this to contribute in the next financial year and beyond.

There are also opportunities of growing our K – 12 Distance Learning and Educational Content Solutions segment, as there are currently over 660,000 elementary and high schools and more than 10 million teachers and principals in the PRC that require continuous education skills training. Our objective is to provide training to teachers and to guide them to be more effective in education delivery.

As for our Enterprise Networking Products and Services segment, we intend to continue targeting larger enterprises in the PRC, which typically require point to multi-point broadband access so as to effectively transmit data to various parts of the country. We will also continue to explore opportunities with MNCs and Fortune 500 companies within the PRC to grow our business.

In early 2005, we have also entered into a joint venture agreement with Hunan Copote Science & Technology Co., Ltd. and Hunan Neng Tong High Tech Development Co., Ltd. The intent of the 15-year joint venture is to build and operate a post office communication network for about 5,000 post offices in Hunan and other adjacent provinces in the PRC.

This partnership will be a strategic component in building the Company's Enterprise Networking Products and Services segment for the next financial year and beyond.

Poised for the Next Leap

Going forward, we will continue to focus on the following key strategic imperatives:
- Tapping into the vast education market in the PRC;
- Devoting more effort into the Enterprise Networking Solutions segment;
- Intensifying sales and marketing efforts;
- Expanding our product offerings and customer support services;
- Raising our profile in the wider international community.

As a move to further raise our Group's profile in the United States and to provide investors in the US better access to our stocks, we implemented the Level One American Depository Receipt (ADR) programme in December 2004. This programme was declared effective by the US Securities and Exchange Commission and enabled our ADRs to be traded "Over-the-Counter" on the New York Stock Exchange.

In addition, to further support our growth plans, we are pleased to announce that we have established an Advisory Board with the appointment of two senior advisors, Dr. Michael Sun and Mr. Stephen Carrier. Each brings with them more than 25 years of extensive experience in areas of international IT and telecommunications. They will advise the Group on matters pertaining to corporate strategy and industry alliances.

Barring unforeseen circumstances, the Directors expect the current financial year to be profitable as we strengthen our market leadership in the university distance learning arena and continue to tap on the PRC's vast education industry by exploring potential partnerships with academic institutions and companies.

A Word of Appreciation

On behalf of the Board of Directors, we would like to take this opportunity to say a big "Thank You" to our customers and business partners for your unwavering commitment in the past and look forward to your continued support.

To our strategic investors, Hughes Network Systems, Intel Capital and SUNeVision; and shareholders, we reserve our special thanks to you for your confidence in us. We remain dedicated towards creating shareholder value by steering our Group towards greater heights.

Lastly, a word of appreciation to our employees who have put in their best efforts to contribute towards who we are today. Without your hard work, all these would not be possible. We look forward to working hand-in-hand with you to build ChinaCast into a stronger organisation.

Yin Jianping
Chairman

Chan Tze Ngon, Ron
Chief Executive Officer

group structure


ChinaCast
Communication Holdings Limited
ChinaCast
Communication Network Company Ltd.
ChinaCast Co., Ltd
Li Wei
ChinaCast
Technology (BVI) Limited
90%
10%
100%
ChinaCast
Technology (HK) Limited
ChinaCast
Technology (Shanghai) Limited
ChinaCast Li Xiang Co., Ltd

Note: Satellite Operating Entities "SOE" comprising ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd. ("CCLX"). Please refer to our Prospectus dated [illegible] April 2004 for details of the relationship between the Group and the SOE. The Group received service fees from CCLX under a Technical Service Agreement between ChinaCast Technology (Shanghai) Limited and CCLX.

corporate information

Board of Directors
Yin Jianping *Executive Chairman*
Chan Tze Ngon, Ron *Chief Executive Officer*
Li Wei *Chief Operating Officer*
Daniel Tseung Kar Keung *Non-Executive Director*
Foo Meng Tong *Independent Director*
Chow Kok Kee *Independent Director*

Company Secretary
Antonio Sena *(member of Institute of Chartered Accountants in Australia and CPA Australia)*

Bermuda Assistant Resident Representative and Assistant Secretary
Appleby Corporate Services (Bermuda) Ltd.
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Share Registrar
Lim Associates (Pte) Ltd
10 Collyer Quay #19-08
Ocean Building
Singapore 049315

Auditors
Deloitte & Touche
Certified Public Accountants
6 Shenton Way #32-00
DBS Building Tower 2
Singapore 068809
Partner: Ernest Kan Yaw Kiong
Appointed since financial year ended December 31, 2004

Bermuda Registrar and Share Transfer Agent
Reid Management Limited
Argyle House
41A Cedar Avenue
Hamilton HM12
Bermuda

Solicitor to the company on Singapore Law
Wong Partnership
80 Raffles Place
#58-01 UOB Plaza 1
Singapore 048624

corporate governance

The Company strongly believes that sound corporate governance is fundamental to create long-term value for Shareholders.

The key elements behind our approach to corporate governance are timely and transparent disclosure, a responsible management guided by strong principles, a pervasive culture for compliance with regulations and laws together with active monitoring by an independent board.

Board of Directors *(Principles 1, 2 and 3)*
The principal functions of the Board are:
1. To approve the Company's key business strategies and financial objectives;
2. To approve major investments and funding proposals;
3. To oversee the process of reviewing the adequacy of internal controls, financial reporting and risk management;
4. To assume responsibility for corporate governance;
5. To approve the Company's announcements and disclosures to shareholders and the public.

The Board is made up of six Directors including two independent directors and a non-executive director. During the year the Board has examined its size and is of the opinion that the current level is appropriate for effective decision making taking into account the scope of the current operation.

The role of the Chairman and Chief Executive Officer ("CEO") is separate. Mr Yin Jianping, Chairman of the Board, chairs the Board meetings and provides guidance on the corporate direction of the Group. The Chairman also controls the quality and timeliness of information supplied to the Board. Mr Chan Tze Ngon, Ron, the CEO, sets the business strategies and direction of the Company and manages the business operations together with Mr Li Wei, the Chief Operating Officer.

All Directors have separate and independent access to senior management and the Company Secretary at all times. The Company Secretary administers, attends and prepares minutes of the Board meetings and ensures full compliance to all the requirements of the Bermuda Companies Act, the Singapore Stock Exchange Securities Trading Limited ("SGX-ST") and the Company's Bye-Laws. The senior management reports to the CEO and provides the Board with a set of management accounts together with an update of the Company's performance and prospects on a quarterly basis.

The attendances of the directors at meetings of the Board and various Committees are as follows:

	Board	Nominating Committee	Remuneration Committee	Audit Committee
No. of meetings	4	2	1	5
Mr Yin Jianping	4	2	N/A	N/A
Mr Chan Tze Ngon, Ron	4	N/A	1	N/A
Mr Li Wei	4	N/A	N/A	N/A
Mr Daniel Tseung Kar Keung	4	N/A	N/A	5
Mr Foo Meng Tong	4	2	1	5
Mr Chow Kok Kee	4	2	1	5

Board Committee
Nominating Committee ("NC") *(Principles 4 and 5)*
The NC comprises two independent directors, Messrs Chow Kok Kee and Foo Meng Tong and an executive director, Mr Yin Jianping. Mr Chow Kok Kee is the Chairman of the NC.

The NC's main duties are as follows:
1. To recommend to the Board re-nomination of directors for re-election at the Company's Annual General Meeting having regard to the Directors' contribution and performance;
2. To determine the independence of directors annually;
3. To assess the contribution of the Board members and the effectiveness of the Board;
4. To decide and propose to the Board, for approval and implementation the assessment process and criteria for evaluating the competency and effectiveness of the Board.

The NC has set up a formal process to evaluate the performance of the Board as a whole based on input from the Board members. The NC has also initiated a process to include additional relevant factors both financial and non-financial to be used for on-going evaluation of the performance of the Board as a whole.

The independence of each director is reviewed by the NC. The NC adopts the definition of what constitutes an independent director from the Singapore Code of Corporate Governance (the "Code"). The NC is satisfied that Messrs Chow Kok Kee and Foo Meng Tong are independent.

Under the Company's Bye-laws, Messrs Li Wei, Foo Meng Tong, Chow Kok Kee and Mr Daniel Tseung Kar Keung retire and being eligible, all of them will offer themselves for re-election. The NC recommended to the Board that all the four retiring directors be nominated for re-appointment at the forthcoming

Annual General Meeting. In making the recommendation, the NC had considered the Directors' overall contribution and performance.

Access To Information *(Principle 6)*
All directors receive extensive information about the Company's history, mission and values as well as regular updates of its affairs. Directors are provided with complete, adequate and timely information prior to board meetings. The independent and non-executive members of the Board are experienced professionals in corporate governance. In the process of discharging their duties and responsibilities, the Company has, and will continue, to apprise these directors of the business activities and developments at various centres in China, including site visits and briefings.

Remuneration Committee ("RC") *(Principles 7, 8 and 9)*
The RC comprises two independent directors, Messrs Foo Meng Tong and Chow Kok Kee and an executive director, Mr Chan Tze Ngon, Ron. Mr Foo Meng Tong is the Chairman of the RC.

The RC main duties are as follows:
1. To review and recommend to the Board a framework of remuneration for the Directors and key executives;
2. To review and determine specific remuneration packages for each executive director;
3. To recommend to the Board the fees for the non-executive directors.

The Company sets remuneration packages that are competitive and sufficient to attract, retain and motivates the Directors and key executives. The following table shows a breakdown of the remuneration of Directors and five key executives for 2004.

Directors	Salaries	Directors' Fee	Total
Mr Yin Jianping	100%		100%
Mr Chan Tze Ngon, Ron	100%		100%
Mr Li Wei	100%		100%
Mr Daniel Tseung Kar Keung	100%		100%
Mr Foo Meng Tong		100%	100%
Mr Chow Kok Kee		100%	100%

Key Executives	Salaries	Fee	Total
Mr Chow Siu Lam, Cliff	100%		100%
Mr Sun Guangfeng	100%		100%
Mr Wang Liping	100%		100%
Mr Michael J. Santos	100%		100%
Mr Ma Jim Lok Jim	100%		100%

The remuneration of the independent directors, Messrs Foo Meng Tong and Chow Kok Kee and non-executive Director, Mr Daniel Tseung Kar Keung is in the form of a fixed fee and covers the service period of nine months from 1 April 2004 to 31 December 2004.

The three executive directors, Mr Yin Jianping, Mr Chan Tze Ngon, Ron and Mr Li Wei have entered into separate service agreements with the Company for a period of three years with effect from 28 July 2003. The service agreements cover the terms of employment including salaries and bonuses.

The Company does not have any employees who are an immediate family member of any Directors.

ChinaCast Post-IPO Employee Share Option Scheme Committee ("Post-IPO Scheme Committee")
The Post-IPO Scheme Committee comprises two independent directors, Messrs Foo Meng Tong and Chow Kok Kee and an executive director, Mr Chan Tze Ngon, Ron.

The duties and responsibilities of the Post-IPO Scheme Committee are to administer the Post-IPO Scheme. No meeting was held by the Post-IPO Scheme Committee during the financial year as no option has been granted since the listing of the Company on 14 May 2004.

Accountability *(Principle 10)*
The Board conducts regular scheduled meetings on a quarterly basis. The Board approves all announcements made to the shareholders and provides the shareholders with a detailed explanation and analysis of the Company's quarterly and annual performance.

Audit Committee ("AC") *(Principles 11 and 12)*
The AC comprises two independent directors, Messrs Foo Meng Tong and Chow Kok Kee and a non-executive director, Mr Daniel Tseung Kar Keung. Mr Foo Meng Tong is the Chairman of the AC.

The AC's main duties are as follows:
1. To review the audit plan of the external auditors;
2. To review the external auditors' reports;
3. To review the co-operation given by the Company's officers to the external auditors;
4. To review the financial statements of the Company and the Group before their submission to the Board;
5. To nominate external auditors for re-appointment; and
6. To review interested person transactions, if any.

corporate governance (cont'd)

The AC has been given full access to the Company's management and has reasonable resources to enable it to discharge its functions properly.

The AC has met with the external auditors without the presence of management and also discussed the results of their examination and their evaluation of internal control.

The AC has also reviewed the level of non-audit service provided by the external auditors and is satisfied with their independence and objectivity and is pleased to recommend their re-appointment.

The AC is satisfied that the internal controls maintained by the company up to the date of this report are adequate to meet the needs of the Company in the current business environment.

Internal Audit *(Principle 13)*
The Company has engaged Messrs RSM Nelson Wheeler to perform periodic internal audits of the Company and the Group.

The AC has reviewed the risk assessment and internal audit approach proposed by the internal auditor, who reports to the Chairman of the AC, and reviewed the internal audit report submitted.

Communication with Shareholders *(Principles 14 and 15)*
The Company does not practice selective disclosure and provides the shareholders with a detailed explanation and analysis of the Company's performance on a quarterly basis. Price sensitive information is released publicly within the required period. Information is communicated to our shareholders mainly through:

(a) Announcements via SGXNET;
(b) Press releases on major developments;
(c) The Company's website at www.chinacastcomm.com at which shareholders can access information on the Group;
(d) The investor relations portal at www.irasia.com;
(e) The annual reports that are issued to all shareholders.

The AGM of the Company is a key forum for interaction with all shareholders. All shareholders will receive the Annual Report and the notice of AGM. At the AGM, shareholders can pose direct questions regarding the Company to the Directors and the chairmen of the Board committees.

Securities Transactions
The Company has adopted with some modifications the SGX-ST Best Practices Guide with respect to dealings in securities by Directors and officers of the Company and the Group. All Directors and officers of the Company and the Group who have access to price sensitive information are not allowed to deal in the Company's shares within 1 month of the announcement of the Company's annual results and within 2 weeks of the announcement of the Company's quarterly results or when they are in possession of unpublished price-sensitive information on the Company and the Group.

Material Contracts
Save for the service contracts of the Executive Directors and the undertakings provided by the Executive Directors who are also Directors and Officers of the Satellite Operating Entities comprising ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd., there were no material contracts involving the interest of any Directors or substantial shareholders as at 31 December 2004.

Interested Person Transactions ("IPT")
Save for those transactions that are covered by the Shareholders' Mandate for IPT, all transactions with interested parties are reported in a timely manner to the AC and that such transactions are on arm length basis.

Company compliance with the Code
The Company's standards of corporate governance are consistent with all the principles and spirit of the Code.

contents

report of directors	22
auditors' report	26
balance sheets	27
consolidated profit and loss statement	28
statements of changes in equity	29
consolidated cash flow statement	31
notes to financial statements	33
statement of directors	52
shareholdings statistics	53

report of directors

The directors present their report together with the audited financial statements of the Group and of the Company for the financial year ended December 31, 2004. The financial year covers the period since incorporation of the Company on November 20, 2003 to December 31, 2004.

On May 14, 2004, the Company was listed on the Main Board of Singapore Exchange Securities Trading Limited ("SGX-ST").

1 DIRECTORS

The directors of the Company in office at the date of this report are:

Yin Jianping	(Appointed on December 19, 2003)
Chan Tze Ngon, Ron	(Appointed on December 20, 2003)
Li Wei	(Appointed on December 19, 2003)
Daniel Tseung Kar Keung	(Appointed on March 29, 2004)
Foo Meng Tong	(Appointed on March 29, 2004)
Chow Kok Kee	(Appointed on March 29, 2004)

2 AUDIT COMMITTEE

The Audit Committee comprises two independent directors, Messrs Foo Meng Tong and Chow Kok Kee and a non-executive director, Mr Daniel Tseung Kar Keung. The Chairman of the Audit Committee is Mr Foo Meng Tong. The directors recognised the importance of corporate governance and the offering of high standards of accountability to the shareholders of the Company. The Audit Committee met periodically to perform the following functions:

(a) review the audit plans of the Company's external auditor;

(b) review the external auditors' report;

(c) review the co-operation given by the Company's officers to the external auditors;

(d) review the financial statements of the Company and the Group before submission to the Board of Directors;

(e) nominate external auditors for re-appointment; and

(f) review interested person transactions, if any.

The Audit Committee recommended to the Board of Directors the nomination of Deloitte & Touche for re-appointment as external auditors at the forthcoming Annual General Meeting of the Company.

report of directors (cont'd)

3 ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE BENEFITS BY MEANS OF THE ACQUISITION OF SHARES AND DEBENTURES

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures in the Company or any other body corporate, other than as disclosed under "Share Option" in this report.

4 DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

The directors of the Company holding office at the end of the financial year had no interests in the share capital of the Company and related corporations except as follows:

Name of directors and companies in which interests are held	At date of appointment	At end of financial year
The Company	**Ordinary shares of US$0.08 each**	
Direct Interest		
Foo Meng Tong	–	100,000
Chow Kok Kee	–	100,000
Deemed Interest		
Yin Jianping	67,326,820	67,326,820
Chan Tze Ngon, Ron	66,074,441	66,074,441
Li Wei	1,749,107	1,749,107

On January 14, 2005, Mr Yin Jianping and Mr Chan Tze Ngon, Ron acquired 1,000,000 and 750,000 ordinary shares respectively under their own names. Save for disclosed above, the directors' interest in the share capital of the Company as at January 21, 2005 were the same as at December 31, 2004.

The Company	**Options to subscribe for ordinary shares of US$0.08 each**	
Chan Tze Ngon, Ron	–	10,010,000

5 DIRECTORS' RECEIPT AND ENTITLEMENT TO CONTRACTUAL BENEFITS

Since the beginning of the financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the financial statements and in this report.

report of directors (cont'd)

6 SHARE OPTIONS

The Chinacast Pre-IPO and Post-IPO Employee Share Option Schemes (the "Share Option Scheme") were approved by the shareholders on March 29, 2004. The Share Option Scheme is administered by a committee comprising Directors appointed and nominated by the Board of Directors. The committee comprises the following members, all of whom are directors:

Foo Meng Tong (Chairman)
Chow Kok Kee
Chan Tze Ngon, Ron

The information on directors and employees of the Company participating in the Share Option Scheme is as follows:

Name of director/ employees	Balance as at date of incorporation	Granted*	Exercised	Balance as at 31.12.2004
Chan Tze Ngon, Ron	–	10,010,000	–	10,010,000
Chow Siu Lam	–	7,000,000	–	7,000,000
Michael J. Santos	–	1,750,000	–	1,750,000
Ma Jim Lok	–	7,000,000	–	7,000,000
Weng Chao Yong	–	350,000	–	350,000
	–	26,110,000	–	26,110,000

* These share options were granted on March 29, 2004 at the subscription price of S$0.073 pursuant to the Pre-IPO Share Option Scheme.

There are no options granted to any of the Company's controlling shareholders or their associates.

Those employees who have been granted share options ("Eligible Persons") under the Pre-IPO Share Option Scheme shall be entitled to exercise the share options subject to the following vesting periods:

Percentage of the Shares in respect of which that Option is granted may be exercised by the Eligible persons	Number of years of employment that the Eligible Person has completed at the time of the exercise of the Option
25%	1 year
50%	2 years
75%	3 years
100%	4 years

report of directors (cont'd)

7 OPTION EXERCISED

During the financial year, there were no shares of the Company or any corporation in the Group issued by virtue of the exercise of an option to take up unissued shares.

8 UNISSUED SHARES UNDER OPTION

At the end of the financial year, there were no unissued shares of the Company or any corporation in the Group under option, except as disclosed under "Share Option" in this report.

9 AUDITORS

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

ON BEHALF OF THE DIRECTORS

Yin Jianping

Chan Tze Ngon, Ron

March 1, 2005

auditors' report to the members of ChinaCast Communication Holdings Limited

We have audited the financial statements of ChinaCast Communication Holdings Limited set out on pages 27 to 51 for the financial year from November 20, 2003 (date of incorporation) to December 31, 2004. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with International Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2004 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the financial year from November 20, 2003 (date of incorporation) to December 31, 2004.

DELOITTE & TOUCHE
Certified Public Accountants

Ernest Kan Yaw Kiong
Partner

Singapore
March 1, 2005

balance sheets

As at December 31, 2004

	Note	Group 2004 RMB'000	Company 2004 RMB'000
ASSETS			
Current assets:			
Cash and bank balances	6	328,718	–
Trade receivables	7	15,077	–
Other receivables and prepayments	8	9,832	–
Amount due from related parties – non trade	9	411	–
Total current assets		354,038	–
Non-current assets:			
Investment in subsidiary	10	–	219,146
Due from subsidiary	10	–	238,626
Amount due from related parties – non trade	9	177,926	–
Plant and equipment	11	5,522	–
Deposit for acquiring plant and equipment		25,839	–
Deferred tax assets	12	1,552	–
Total non-current assets		210,839	457,772
Total assets		564,877	457,772
LIABILITIES AND EQUITY			
Current liabilities:			
Current portion of bank loan	13	60	–
Other payables	14	2,202	567
Income tax payable		35,392	–
Current portion of finance lease	15	155	–
Total current liabilities		37,809	567
Non-current liabilities:			
Bank loan	13	80	–
Finance lease	15	348	–
Total non-current liabilities		428	–
Minority interest		–	–
Capital and reserves:			
Issued capital	16	292,235	292,235
Share premium	17	166,572	166,572
Capital reserve	17	39,146	–
Exchange translation reserve		(20)	–
Legal reserve		2,373	–
Accumulated profits		26,334	(1,602)
Total equity		526,640	457,205
Total liabilities and equity		564,877	457,772

See accompanying notes to financial statements.

consolidated profit and loss statement

For the financial year from November 20, 2003 (date of incorporation) to December 31, 2004

	Note	Group 2004 *RMB'000*
Revenue	18	50,488
Cost of sales		(21,699)
Gross profit		28,789
Service fee	19	23,927
Other income	20	2,318
Selling expenses		(1,238)
Administrative expenses		(18,885)
Profit from operations	21	34,911
Finance costs	22	(72)
Profit before income tax		34,839
Income tax expense	23	(6,132)
Net profit		28,707
Earnings per share (RMB cents)	24	
– basic		6.60
– fully diluted		6.39

See accompanying notes to financial statements.

statements of changes in equity

For the financial year from November 20, 2003 (date of incorporation) to December 31, 2004

Group	Issued capital RMB'000	Share premium RMB'000	Capital reserve RMB'000	Exchange translation reserve RMB'000	Legal reserve RMB'000	Accu-mulated profits RMB'000	Total RMB'000
Balance as at November 20, 2003 (date of incorporation)	–	–	–	–	–	–	–
Adjustments arising from the Restructuring Exercise as described in the Prospectus	219,146	–	39,146	–	–	–	258,292
Issue of 110.5 million new ordinary shares of US$0.08 each pursuant to initial public offering on SGX	73,089	186,494	–	–	–	–	259,583
Share issue expenses [1]	–	(19,922)	–	–	–	–	(19,922)
Foreign currency translation differences	–	–	–	(20)	–	–	(20)
Transfer to legal reserve	–	–	–	–	2,373	(2,373)	–
Net profit for the financial year	–	–	–	–	–	28,707	28,707
Balance at December 31, 2004	292,235	166,572	39,146	(20)	2,373	26,334	526,640

See accompanying notes to financial statements.

statements of changes in equity (cont'd)

For the financial year from November 20, 2003 (date of incorporation) to December 31, 2004

Company	**Issued capital** *RMB'000*	**Share premium** *RMB'000*	**Accumulated profit (loss)** *RMB'000*	**Total** *RMB'000*
Balance as at November 20, 2003 (date of incorporation)	–	–	–	–
Adjustments arising from the Restructuring Exercise as described in the Prospectus	219,146	–	–	219,146
Issue of 110.5 million new ordinary shares of US$0.08 each pursuant to initial public offering on SGX	73,089	186,494	–	259,583
Share issue expenses [1]	–	(19,922)	–	(19,922)
Net loss for the financial year	–	–	(1,602)	(1,602)
Balance at December 31, 2004	292,235	166,572	(1,602)	457,205

[1] Share issue expenses include professional fee of RMB2,321,000 paid to Deloitte & Touche Singapore and overseas member firms of Deloitte Touche Tohmatsu.

See accompanying notes to financial statements.

consolidated cash flow statement

For the financial year from November 20, 2003 (date of incorporation) to December 31, 2004

	Group 2004 RMB'000
Cash flows from operating activities:	
Profit before income tax	34,839
Adjustments for:	
Depreciation expense	1,510
Write off of plant and equipment	229
Interest income	(2,173)
Interest expense	72
Direct issue cost amortisation	690
Operating profit before working capital changes	35,167
Trade receivables	22,290
Other receivables and prepayments	(20,709)
Other payables	(3,599)
Amount due from related parties – non trade	(411)
Cash from operations	32,738
Interest paid	(72)
Interest received	2,173
Income tax paid	(291)
Net cash from operating activities	34,548
Cash flows from investing activities:	
Cash inflow arising from the acquisition of subsidiary (Note A)	95,380
Advances to related parties – non trade	(26,062)
Purchase of plant and equipment	(300)
Net cash used in investing activities	69,018
Cash flows from financing activities:	
Repayments of borrowing	(14,406)
Proceeds from issue of shares (net of share issue expenses)	239,661
Finance lease	(103)
Net cash from financing activities	225,152

See accompanying notes to financial statements.

consolidated cash flow statement

For the financial year from November 20, 2003 (date of incorporation) to December 31, 2004

	Group 2004 RMB'000
Net increase in bank balances	328,718
Cash and bank balances at beginning of financial year	–
Cash and bank balances at end of financial year	328,718

Note A

The attributable net assets of the subsidiary acquired are as follows:

	RMB'000
Plant and equipment	6,960
Amount due from related parties	151,864
Deposit for acquiring plant and equipment	5,329
Deferred tax assets	1,511
Trade and other receivables	47,000
Cash and bank balances	95,380
Bank loan	(746)
Trade and other payables	(6,931)
Amount due to related parties	(14,406)
Other tax liabilities	(28,379)
Net asset acquired	257,582
Adjustments arising from the Restructuring Exercise	(38,436)
Total purchase consideration	219,146
Less: Non-cash consideration	(219,146)
Plus: Cash of subsidiary acquired	95,380
Cash inflow arising from acquisition of subsidiary	95,380

See accompanying notes to financial statements.

notes to financial statements

December 31, 2004

1 GENERAL

The Company (Reg. No. 34476) was incorporated in Bermuda on November 20, 2003 under the Companies Act 1981 of Bermuda as an exempted company with limited liability.

On May 14, 2004, the Company was listed on the Main Board of Singapore Exchange Securities Trading Limited ("SGX-ST").

The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12 Bermuda. Its principal place of business is at 15F Ruoy Chai International Building, No. 8 Yong An-Dongli, Jian Guo Men Wai Avenue, Beijing 100022, People's Republic of China. The financial statements are expressed in Renminbi ("RMB") except as separately disclosed. The measurement currency is RMB, as majority of the Group's transactions are denominated in RMB.

The principal activity of the Company is that of an investment holding company.

The principal activities of the subsidiaries are disclosed in Note 10 to the financial statements.

The financial statements of the Company and of the Group for the financial year ended December 31, 2004 were authorised for issue by the Board of Directors on March 1, 2005. The financial year covers the period since incorporation of the Company on November 20, 2003 to December 31, 2004.

2 RESTRUCTURING EXERCISE

In preparation of its listing on the Singapore Exchange Securities Trading Limited, the following steps were taken by the Group in its Restructuring Exercise:

(a) Share swap and investment in ChinaCast Communication Network Company Ltd ("CCN")

CCN was incorporated on April 8, 2003 and established to acquire all the issued and paid up share capital of ChinaCast Technology (BVI) Limited ("CCT BVI") pursuant to:

(i) Share swap agreement dated July 16, 2003 between (A) CCN (as purchaser) and (B) the Series A Investors and CCT BVI Common Shareholders (as vendors). Pursuant to this agreement, CCN acquired 56,740,344 CCT ordinary shares of US$0.01 each in the capital of CCT BVI (the "CT Common Shares") and the 17,184,000 series A redeemable convertible preferred shares of US$0.01 each in the capital of CCT BVI. The consideration for the acquisition was satisfied by the issue of an aggregate of 56,948,623 ordinary shares of US$0.01 each in CCN (the "CCN Common Shares") and 19,702,958 series A redeemable cumulative convertible preference shares of US$0.01 each in the capital of CCN (the "Series A CCN Preference Shares") to the Series A Investors, the CCT BVI Common shareholders and/or their nominees.

(ii) Sale and purchase agreement dated July 11, 2003 between CCN and Daniel Chang Ho Man. Pursuant to this agreement, CCN acquired 862,084 CCT Common Shares for a cash consideration of US$1.00

(iii) Sale and purchase agreement dated June 13, 2003 between CCN and Greatrait Limited. Pursuant to this agreement, CCN acquired 4,232,200 CCT Common Shares for a cash consideration of US$180,000.

notes to financial statements (cont'd)

December 31, 2004

2 RESTRUCTURING EXERCISE (cont'd)

(a) Share swap and investment in ChinaCast Communication Network Company Ltd ("CCN") (cont'd)

(iv) Sale and purchase agreement dated February 3, 2004 between CCN and Brickford Management Limited. Pursuant to this agreement, CCN acquired 1,293,125 CCT Common Shares for a cash consideration of US$55,000.

On July 16, 2003, the Series B Investors entered into an investment agreement with CCN, Mr Ron Chan Tze Ngon and Mr Yin Jianping pursuant to which GC&C Holdings Limited, China New Economy Logistic Holdings Company Limited, Technology Venture Investments Limited, Ace Choice Management Limited, Avia Growth Opportunities Limited, Hughes Network Systems Inc, Intel Pacific, Inc and Cyber Smart Trading Limited subscribed for 1,337,673, 8,694,872, 2,675,345, 2,675,345, 668,836, 668,836, 668,836, 668,836 Series B redeemable cumulative convertible preference shares of US$0.01 each in the share capital of CCN (the "Series B CCN Preference Shares") for a consideration of US$1,000,000, US$6,500,000, US$2,000,000, US$2,000,000, US$500,000, US$500,000, US$500,000 and US$500,000 respectively.

On December 20, 2003 China New Economy Logistic Holdings Company Limited transferred 1,508,300, 1,508,300, 3,000,000 and 2,678,272 Series B CCN Preference Shares to Duke Group Limited Panwell Investment Limited, Capitol Hill Technology Partners Limited and Virtual Century Group Limited respectively for the aggregate consideration of US$7,390,600 on a willing seller and willing buyer basis.

(b) Incorporation of the Company and the acquisition of CCN

On November 20, 2003 the Company was incorporated in Bermuda as an investment holding company of the Group.

Pursuant to a share swap agreement dated March 29, 2004, the Company acquired the entire issued and paid up share capital of CCN comprising of 56,948,623 CCN Common Shares, 19,702,958 Series A CCN Preference Shares and 18,058,580 Series B CCN Preference Shares for a total consideration of US$26,505,320 based on the net tangible asset value of CCN as at September 30, 2003. The consideration was satisfied by the issue of an aggregate of 2,649,332,008 new ordinary shares of US$0.01 each in the company to the Series B Investors, Super Dynamic Consultancy Limited, Sergio Ventures Limited, Bostwicken Consultancy Limited, Isthoch Assets Limited, Kenbell Management Limited, Time Global International Limited, Ace Choice Management Limited, Avia Growth Opportunities Limited, Duke Group Limited, Panwell Investment Limited and Virtual Century Group Limited and the crediting as fully paid, at par, the 1,200,000 nil-paid ordinary shares of US$0.01 each in the Company then held by Kenbell Management Limited.

The ChinaCast Co., Ltd ("CCL") Restructuring Exercise undertaken by the CCL Group

A restructuring exercise was carried out by CCL (the "CCL Restructuring Exercise") to rationalise the business of CCL by transferring its assets and undertakings relating to the satellite broadband business to ChinaCast Li Xiang Co., Ltd ("CCLX"). The restructuring exercise also involved the transfer of the VSAT and ISP licence (which is required in order for CCLX to provide the satellite broadband services) from CCL to CCLX, which transfer was approved by the PRC Ministry of Information Industry. The following steps were taken in connection with the CCL Restructuring Exercise:

notes to financial statements (cont'd)
December 31, 2004

2 RESTRUCTURING EXERCISE (cont'd)

(b) Incorporation of the Company and the acquisition of CCN (cont'd)

(i) The parties to the CCL Technical Services Agreement and CCLX executed a deed dated September 11, 2003 pursuant (and as amended by a supplemental novation deed dated March 29, 2004) (the "Novation Deed"), to effect a novation of CCL's rights, title, interest and obligations in the CCL Technical Services Agreement to CCLX with effect from two months after the date on which CCLX receives the ordinary tax payer status.

(ii) CCT Shanghai, CCLX, CCL and Li Wei also entered into the Technical Services Agreement, pursuant to which CCT Shanghai agreed to provide technical services to CCLX in the implementation of CCKX's satellite broadband businesses in the Peoples' Republic of China ("PRC"). The terms of the Technical Services Agreement are substantively the same as those found in the CCL Technical Services Agreement.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING – The financial statements are prepared in accordance with the historical cost convention and are drawn up in accordance with International Financial Reporting Standards ("IFRS") including related interpretations promulgated by the International Accounting Standards Board.

BASIS OF CONSOLIDATION – The consolidated financial statements incorporate the financial statements of the Company and enterprises controlled by the Company (its subsidiaries) made up to December 31, each year. Control is achieved when the company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities. On acquisition, the assets and liabilities of the relevant subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by other members of the Group. All significant intercompany transactions and balances between Group enterprises are fully eliminated on consolidation.

In the Company's financial statements, investment in subsidiary is carried at cost less any impairment in net recoverable value that has been recognised in the profit and loss statement.

MINORITY INTEREST – Minority interest is stated at the appropriate proportion of the fair values of the net identifiable assets of the subsidiary at the time of acquisition, adjusted for the appropriate share of post acquisition profit or loss.

FINANCIAL ASSETS – Financial assets are cash and bank balances, trade and other receivables and amount due from related parties. Trade and other receivables and amount due from related parties are stated at their nominal values as reduced by appropriate allowances for estimated irrecoverable amounts.

FINANCIAL LIABILITIES AND EQUITY – Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. Financial liabilities include other payables, bank loan, finance lease and amount due to related parties.

Other payables and amount due to related parties are stated at their nominal values.

notes to financial statements (cont'd)

December 31, 2004

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Bank loan is recorded at the proceeds received, net of direct related costs. Finance costs are accounted for on an accrual basis (effective yield method) and are added to the carrying amounts of the instrument to the extent that they are not settled in the period in which they arise.

Equity instruments are recorded at the fair values of the consideration received, net of direct issue costs.

PLANT AND EQUIPMENT – Plant and equipment are carried at cost, less accumulated depreciation and any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying amount.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised as income.

Depreciation is charged so as to write off the cost of assets over their estimated useful lives, using the straight-line method, on the following bases:

Computer equipment	–	20%
Furniture and equipment	–	20%
Motor vehicles	–	20%

Fully depreciated assets still in use are retained in the financial statements.

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

IMPAIRMENT OF ASSETS – At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using pre-tax discount rate that reflects current market assessments of the time value to money and the risks specific to the asset. If the recoverable amount of an asset (cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately. Impairment losses are recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

PROVISIONS – Provisions are recognised when the Group has a present obligation as a result of a past event where it is probable that the obligation will result in an outflow of economic benefits that can be reasonably estimated.

notes to financial statements (cont'd)

December 31, 2004

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

LEASES – Leases are classified as finance leases whenever the terms of the lease transfer substantially all the rules and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease using the effective interest rate method.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

FOREIGN CURRENCY TRANSACTIONS – Transactions in foreign currencies are recorded in RMB at the rates ruling at the date of the transactions. At each balance sheet date, recorded monetary balances that are denominated in foreign currencies are reported at the rates ruling at the balance sheet date. All realised and unrealised exchange adjustment gains and losses are dealt with in the profit and loss statement.

For inclusion in the consoildated financial statements, assets and liabilities of the foreign entities are translated at the rates of exchange approximating those ruling at the balance sheet date. The profit and loss statements are translated at the average rates of exchange for the year, and the opening net investment in the foreign entities is translated at the historical rates. The resulting currency translation differences are taken to the currency tranlation reserve. On disposal of a foreign entity, the accumulated currency translation differences are recognised in the profit and loss statement as part of the profit or loss on disposal.

PRESENTATION OF FINANCIAL STATEMENTS OF COMPANY – The accompanying financial statements of the Company have been translated for convenience in accordance with "Standing Interpretations Committee 30" Reporting Currency – *Translation from measurement currency to presentation currency*. All balance sheet items are translated at the rate prevailing at the balance sheet date, except for the current year's profit and loss, which is at the average rate of the year. Foreign exchange adjustment gains or losses arising from the above translation are taken to the shareholders' equity. The translation should not be construed as representations that its functional currency have been or could be converted to RMB and vice versa.

REVENUE RECOGNITION – Revenue from satellite bandwidth access service is recognised monthly as the services are provided for recurring monthly management fees, and usage fees under transaction-based arrangement.

Service fee income is recognised when the relevant technical services and ancillary equipment in connection with satellite communication business are provided by the Group.

Interest income is accrued on a time proportionate basis, by reference to the principal outstanding and at the interest rate applicable, on an effective yield basis.

notes to financial statements (cont'd)

December 31, 2004

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

RETIREMENT BENEFIT COSTS – Payments to defined contribution retirement benefit plans (including state-managed retirement benefit schemes) are charged as an expense when incurred.

INCOME TAX – Tax expense is determined on the basis of tax effect accounting, using the liability method, and it is applied to all significant temporary differences arising between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, except that a debit balance for deferred tax balance is not carried forward unless there is a reasonable expectation of realisation in the foreseeable future.

Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted by the balance sheet date. Deferred tax is charged or credited to the profit and loss statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority.

LEGAL RESERVE – Pursuant to relevant laws and regulations in the People's Republic of China ("PRC") and the Articles of Association of ChinaCast Technology (Shanghai) Limited ("CCT Shanghai"), CCT Shanghai is required to transfer 10% of its profit after taxation as reported in the PRC statutory financial statements to the reserve fund until the balance reaches 50% of the registered capital of CCT Shanghai. This reserve can be used to make up losses incurred or to increase capital.

4 FINANCIAL RISKS AND MANAGEMENT

(a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a loss to the Group. The Group has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as means of mitigating the risk of financial losses from defaults.

The Group's credit risk is primarily attributable to its trade and other receivables and amounts due from related parties. Cash is placed with creditworthy financial institutions. The trade and other receivables and amount due from related parties presented in the consolidated balance sheet are net of allowance for doubtful receivables, estimated by management based on current economic condition.

The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowance for doubtful receivables, represents the Group's maximum exposure to credit risk.

notes to financial statements (cont'd)

December 31, 2004

4 FINANCIAL RISKS AND MANAGEMENT (cont'd)

(b) Interest rate risk

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Group in the current reporting period and in future years.

The Group is exposed to interest rate risk through the impact to interest rates changes on interest bearing debts and interest-bearing cash. The Group does not enter into any derivative instruments to hedge this risk.

(c) Foreign exchange risk

Foreign exchange risk refers to the risk that movement in foreign currency exchange rate against the Chinese Renminbi will affect the Group financial results and its cash flows.

The Group's foreign currency exposures arise mainly from the exchange risk movements of the Hong Kong dollars and United States dollars against Chinese Renminbi. To the extent possible, sales and purchases which are denominated in Hong Kong dollars and United States dollars provide natural hedges. The remaining foreign currency exposure is considered limited.

(d) Significant concentrations of credit risk

Concentrations of credit risk exist when change in economic, industry or geographic factors similarly affect groups of counterparties where aggregate credit exposure is significant in relation to the Group's total credit exposure.

(e) Liquidity risk

Liquidity risk arises from the possibility that the Group is unable to meet its obligations towards other counterparties. The Group aims to maintain committed borrowing facilities prudently in excess of its estimated gross borrowing requirements.

(f) Fair value of financial assets and financial liabilities

It is not practicable to determine, with sufficient reliability without incurring excessive costs, the fair value of amounts due from subsidiary and related companies due to the absence of agreed repayment terms between the parties involved.

It is not practicable to determine, with sufficient reliability without incurring excessive costs, the fair value of unquoted equity securities as they do not have quoted market prices in an active market nor are other methods of reasonably estimating the fair values readily available.

In the opinion of directors, the carrying values of other Group's financial assets and financial liabilities reported in the balance sheet approximate the fair values of those assets and liabilities.

notes to financial statements (cont'd)

December 31, 2004

5 RELATED PARTY TRANSACTIONS

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the Group's transactions and arrangements are with related parties and the effect of these transactions on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest free and without fixed repayment terms unless otherwise stated.

Significant transactions with related parties:

	Group 2004 *RMB'000*
Service fee income, net (Note 19)	23,927
Reimbursement of expenses	(4,585)
Interest expense	(54)
Satellite platform usage fee	(4,529)
Transponder fee	(5,089)
Office expense	(143)

Under the terms of the technical services agreements between the Group, ChinaCast Li Xiang Co., Ltd ("CCLX") and ChinaCast Co. Ltd ("CCL"), the Group extended financial support to CCLX and CCL during the financial year.

The Group has entered into agreements with a related party pursuant to which a director and an employee of the Group will spend one-third of their working time with the related party. Such time spent by the director and the employee will be reimbursed by the related party in accordance with the agreements.

6 CASH AND BANK BALANCES

	Group 2004 *RMB'000*
Fixed deposits	323,900
Cash and bank balances	4,818
Total	328,718

As at December 31, 2004, certain companies of the Group which are located in the PRC had cash and bank balances denominated in RMB amounting to approximately RMB117,621,000 which were deposited with banks in the PRC. Cash and bank balances which are denominated in RMB are not freely convertible into foreign currencies. Under the PRC rules and regulations on currency conversion, companies are permitted to exchange RMB for foreign currencies only through banks that are authorised to conduct foreign exchange business.

notes to financial statements (cont'd)

December 31, 2004

7 TRADE RECEIVABLES

	Group 2004 *RMB'000*
Outside parties	15,077

8 OTHER RECEIVABLES AND PREPAYMENTS

	Group 2004 *RMB'000*
Other receivables	9,032
Prepayments	800
	9,832

9 AMOUNT DUE FROM RELATED PARTIES – NON TRADE

	Group 2004 *RMB'000*
Amount due from related parties	178,337
Less: Non-current portion	(177,926)
Current portion	411

The amount due from a related party is unsecured, interest free and without fixed repayment terms unless stated otherwise. In the opinion of the directors, the non-current portion would not be repaid in the next twelve months. Accordingly, it has been classified as non-current asset.

notes to financial statements (cont'd)

December 31, 2004

10 INVESTMENT IN SUBSIDIARY

	Group 2004 RMB'000
Unquoted equity shares, at cost	219,146

Information relating to subsidiaries is as follows:

Name of subsidiaries	Country of incorporation / business	Principal activities	Effective equity interest held by the Group 2004 %
Subsidiaries			
ChinaCast Communication Network Company Ltd [1][2] ("CCN")	British Virgin Islands	Investment holding company	100
ChinaCast Technology (BVI) Limited [1][2] ("CCT BVI")	British Virgin Islands	Technology enablers in the satellite communication industry	98.5
ChinaCast Technology (HK) Limited [1] ("CCT HK")	Hong Kong	Liaison office for its group of companies	98.5
ChinaCast Technology (Shanghai) Limited [1] ("CCT Shanghai")	People's Republic of China	Liaison office for its group of companies	98.5

The non-trade amount due from subsidiary is unsecured, interest-free and has no fixed term of repayment.

Notes:

[1] Audited by Deloitte Touche Tohmatsu, People's Republic of China.

[2] The Group operates these companies from China and Hong Kong.

notes to financial statements (cont'd)

December 31, 2004

11 PLANT AND EQUIPMENT

Group	Computer equipment RMB'000	Furniture and equipment RMB'000	Motor vehicles RMB'000	Total RMB'000
Cost:				
Arising from acquisition of subsidiary	12,920	131	1,051	14,102
Additions	38	81	181	300
Disposal	(2,109)	–	–	(2,109)
At end of financial year	10,849	212	1,232	12,293
Accumulated depreciation:				
Arising from acquisition of subsidiary	6,898	82	162	7,142
Depreciation for the financial year	1,328	24	158	1,510
Elimination on disposal	(1,881)	–	–	(1,881)
At end of financial year	6,345	106	320	6,771
Carrying amount:				
At end of financial year	4,504	106	912	5,522

As at December 31, 2004, motor vehicle with carrying amount of approximately RMB577,000 was under finance lease arrangement (Note 15). Another motor vehicle with carrying amount of approximately RMB171,000 was used as security for the bank loan (Note 13).

12 DEFERRED TAX ASSETS

The following is the major deferred tax assets recognised by the Group and movement thereon during the year.

	Group 2004 RMB'000
Arising from acquisition of subsidiary	1,511
Charge to profit and loss for the year	41
Balance at end of financial year	1,552

The deferred tax assets mainly represent the tax effect of temporary differences arising from the pre-operating expenses available for a subsidiary of the Group to offset against future profits over a 5 year period.

A subsidiary of the Group had unused tax loss carryforwards for the Hong Kong Profits Tax as at December 31, 2004 of RMB48,929,000 available for offset against future profits, which have no expiration date.

notes to financial statements (cont'd)

December 31, 2004

13 BANK LOAN

	Group 2004 RMB'000
Bank loan (secured)	140
Less: Non-current portion	(80)
Current portion	60

The bank loan is denominated in RMB and is arranged at fixed interest rate of 5.49% per annum.

The loan is secured by a motor vehicle (Note 11) of the Group and the balance will be repayable by annual instalments due on March 21, 2005 and March 21, 2006 respectively.

14 OTHER PAYABLES

	Group 2004 RMB'000	Company 2004 RMB'000
Accrued expenses	2,141	567
Others	61	–
Total	2,202	567

notes to financial statements (cont'd)

December 31, 2004

15 OBLIGATIONS UNDER FINANCE LEASE

	Minimum lease payments Group 2004 *RMB'000*	Fair value of minimum lease payments Group 2004 *RMB'000*
Amounts payable under finance lease:		
Within one year	173	155
In the second to fifth years inclusive	388	348
Less: Future finance charges	(58)	–
Present value of lease obligations	503	503
Less: Amount due for settlement within one year (show under current liabilities)		(155)
Amount due for settlement after one year		348

As of December 31, 2004, the average effective borrowing rate was 5.5% per annum. Interest rate is fixed at the contract date. The lease is on a fixed repayment basis and no arrangement has been entered into for contingent rental payments.

16 ISSUED CAPITAL

	Group and Company 2004 *US$'000*
(a) Authorised Ordinary Share Capital	
At incorporation, 1,200,000 ordinary shares of US$0.01 each	12
Increase of 5,999,880,000 ordinary shares of US$0.01 each	59,988
Consolidation of 8 ordinary shares of US$0.01 each into 1 ordinary shares of US$0.08 each	–
At end of financial year, 750,000,000 ordinary shares of US$0.08 each	60,000

notes to financial statements (cont'd)

December 31, 2004

16 ISSUED CAPITAL (cont'd)

	Group and Company 2004 *RMB'000*
(b) Issued and paid-up Ordinary Share Capital	
At incorporation, 1,200,000 ordinary shares nil paid	–
Issuance of 2,649,332,008 ordinary shares of US$0.01 each upon completion of the Restructuring Exercise	219,047
Credited as fully paid upon the completion of the Restructuring Exercise, the 1,200,000 ordinary shares of US$0.01 each that were issued nil paid	99
Consolidation of 8 ordinary shares of US$0.01 each into 1 ordinary shares of US$0.08 each	–
Issuance of 110,500,000 new ordinary shares of US$0.08 each pursuant to initial public offering on SGX	73,089
At end of financial year, 441,816,501 ordinary shares of US$0.08 each	292,235

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction.

c) Share Options of Company

Share options are granted to directors and employees of the Group. During the financial year, under ChinaCast Share Option Scheme as disclosed in the directors' report, options for 26,110,000 unissued shares of US$0.08 each were granted at a subscription price of S$0.073 per share. No shares were issued by virtue of the exercise of an option to take up unissued shares.

Movement in the number of share options outstanding are as follows:

	Group and Company 2004
At date of incorporation	–
Granted during the year	26,110,000
At end of the financial year	26,110,000

notes to financial statements (cont'd)

December 31, 2004

16 ISSUED CAPITAL (cont'd)

Share options outstanding to subscribe for ordinary shares of S$0.073 each at the end of the year have the following terms:

Plan	Exercise period	Exercise price	Company 2004
2004 Options	March 29, 2004 – March 28, 2014	S$0.073	26,110,000

Share Options of Subsidiaries

In April 2002, a subsidiary, CCT BVI adopted a stock option plan (the "CCT BVI Plan"), under which CCT BVI may grant options to purchase up to 11,111,542 ordinary shares of CCT BVI to its employees, directors and consultants at price not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-qualified options. These options will expire ten years from the date of grant and vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter. No option has been granted under the CCT BVI Plan.

In July 2003, a subsidiary, CCN adopted a stock option plan (the "CCN Plan"), under which the company may grant options to purchase up to 7,907,982 ordinary shares of US$0.01 each to its employees and directors at a price of US$0.15 per share. These options will expire ten years from the date of grant and vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter. No option has been granted under the CCN Plan.

17 SHARE PREMIUM AND CAPITAL RESERVE

The share premium arose from 110,500,000 ordinary shares issued at a premium during the current financial year. During the financial year ended December 31, 2004, share issue expenses of RMB19,922,000 were written off against the share premium account.

Capital reserve arose from the Restructuring Exercise (Note 2) undertaken by enterprises under common control and related to the excess of fair value of the net assets acquired over cost of investment.

18 REVENUE

This pertains to the service income from satellite bandwidth rendered to the customers, less allowances.

notes to financial statements (cont'd)

December 31, 2004

19 SERVICE FEE

The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which have been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

	Group **2004** *RMB'000*
Revenue	45,901
Cost of sales	(17,101)
Gross profit	28,800
Other income	4,285
Interest income	84
Selling expense	(2,308)
Administrative expense	(6,729)
Income tax expense	(205)
Service fee to the Group	23,927

The profit before income tax of the SOE includes the following charges (credits):

	Group **2004** *RMB'000*
Depreciation of plant and equipment	1,445
Interest expense to related parties	54
Interest on borrowings	18
Foreign exchange loss	66
Write-off of disposal of plant and equipment	229
Other income including interest income	(2,318)

notes to financial statements (cont'd)

December 31, 2004

20 OTHER INCOME

	Group 2004 RMB'000
Interest income from non-related companies	2,173
Other income	145
Total	2,318

21 PROFIT FROM OPERATIONS

	Group 2004
Number of employees at end of financial year	118

Number of directors of the Company in remuneration bands is as follows:

$500,000 and above	–
$250,000 to $499,999	2
Below $250,000	4
Total	6

	Group 2004 RMB'000
Cost of defined contribution included in total staff costs	316
Directors' remuneration	2,031
Directors' fees	518
Staff costs (excluding directors' remuneration)	5,938
Non-audit fee to auditor of the Company	–
Foreign exchange adjustment gain	(17)

22 FINANCE COSTS

	Group 2004 RMB'000
Interest to non-related companies:	
Finance lease	12
Bank loan	6
Interest expense to related parties	54
	72

notes to financial statements (cont'd)

December 31, 2004

23 INCOME TAX EXPENSE

	Group 2004 RMB'000
Withholding tax	4,529
Current – foreign	1,644
Deferred	(41)
	6,132

The charge for the year can be reconciled to the profit per Group results as follows:

	Group 2004 RMB'000
Income tax expense at the domestic rates applicable to profits in the countries concerned	1,644
Withholding tax	4,529
Utilisation of deferred tax benefits previously not recognised by a subsidiary	(41)
	6,132

The taxation charge mainly represents the PRC income taxes arising from CCT BVI's revenue generated in the PRC which is calculated at 10% of CCT BVI's revenue, and PRC income tax calculated at the applicable rate on the profit of CCT HK and CCT Shanghai generated in the PRC.

CCN and CCT BVI are exempted from income tax in the British Virgin Islands where they are incorporated. In the opinion of the directors, CCN and CCT BVI did not derive any income that was subject to income tax of the PRC and Hong Kong.

CCT HK is subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as CCT HK has no assessable profits for the year.

CCT Shanghai is established in the PRC and is governed by the Income Tax Law of the PRC concerning foreign investment enterprises ("FIE") and various local income tax laws (collectively the "Income Tax Laws"). Under the Income Tax Laws, CCT Shanghai is subject to an income tax rate of 15% on income as reported in its statutory financial statements after appropriate tax adjustments as CCT Shanghai is located in a specially designated region for which more favourable tax rates apply.

notes to financial statements (cont'd)

December 31, 2004

24 EARNINGS PER SHARE

The calculation of basic earnings per ordinary share is calculated by dividing the net profit attributable to shareholders for the year by the weighted average number of ordinary shares outstanding during the year.

Fully diluted earnings per ordinary share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary outstanding during the year (adjusted for the effects of dilutive options).

	Group 2004 *RMB'000*
Net profit attributable to shareholders	28,707

	Group 2004 Number of shares *('000)*
Weighted average number of ordinary shares	434,910
Adjustment for potential dilutive ordinary shares	14,565
Weighted average number of ordinary shares used to compute diluted earnings per share	449,475

25 SEGMENT INFORMATION

The Group revenue and profit before income tax are substantially derived from sales in Hong Kong and the People's Republic of China ("PRC"). The principal activities of the Group is the technology enablers in the satellite communication industry and most of the assets and liabilities and capital expenditure of the Group are employed in the PRC. Hence, the geographical and business segment information are as presented in the financial statements.

26 COMPARATIVE FIGURES

The financial statements of the Group and of the Company for 2004 cover the financial year since incorporation of the Company from November 20, 2003 to December 31, 2004.

This being the first set of financial statements, there are no comparative figures.

statement of directors

In the opinion of the directors, the consolidated financial statements of the Group and the balance sheet and changes in equity of the Company set out on pages 27 to 51 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2004, and of the results and cash flows of the Group, changes in equity of the Group and Company from November 20, 2003 (date of incorporation) to December 31, 2004 and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

ON BEHALF OF THE DIRECTORS

Yin Jianping

Chan Tze Ngon, Ron

March 1, 2005

shareholdings statistics

As at March 8, 2005

SUBSTANTIAL SHAREHOLDERS

The names of the following substantial shareholders and the number of shares in which they have interests as shown in the Company's Register of Substantial Shareholders are:

No.	Name of Substantial Shareholders	No. of shares registered in the name of the Substantial Shareholders	No. of shares in which the Substantial Shareholders are deemed to have interests
1	Super Dynamic Consultancy Limited	67,326,820	–
2	Technology Venture Investments Limited	66,074,441	–
3	Hughes Network Systems, Inc	62,966,736	–
4	Intel Pacific, Inc	45,656,669	–
5	Cyber Smart Trading Limited	22,438,121	–
6	Turnaround Limited	–	67,326,820
7	Hudson Hut-Shing Wong	–	67,326,820
8	Yin Jianping	1,000,000	67,326,820
9	Technology Venture Holdings Limited	–	66,074,441
10	Chan Tze Ngon, Ron	750,000	66,074,441
11	Hughes Electronic Corporation	–	62,966,736
12	Intel Corporation	–	45,656,669
13	SUNeVision Holdings Ltd	–	22,438,121
14	Sun Hung Kai Properties Ltd	–	22,438,121

Notes:

1 Super Dynamic Consultancy Limited is 64% owned by Turnaround Limited and Turnaround Limited is 51% owned by Hudson Hut-Shing Wong and 49% by Yin Jianping. As such, Turnaround Limited, Hudson Hut-Shing Wong and Yin Jianping are deemed interested in the 67,326,820 ordinary shares held by Super Dynamic Consultancy Limited.

2 Technology Venture Investments Limited is a wholly-owned subsidiary of Technology Venture Holdings Limited and Chan Tze Ngon, Ron is a controlling shareholder of Technology Venture Holdings Limited. As such, Chan Tze Ngon, Ron is deemed interested in the 66,074,441 ordinary shares held by Technology Venture Investments Limited.

3 Hughes Network Systems, Inc is wholly-owned by Hughes Electronic Corporation. As such, Hughes Electronic Corporation is deemed interested in the 62,966,736 ordinary shares held by Hughes Network Systems, Inc.

4 Intel Pacific, Inc is wholly-owned by by Intel Corporation. As such, Intel Corporation is deemed interested in the 45,656,669 ordinary shares held by Intel Pacific, Inc.

5 Cyber Smart Trading Limited is wholly-owned by SUNeVision Holdings Limited, a subsidiary of Sun Hung Kai Properties Ltd. As such, SUNeVision Holdings Limited and Sun Hung Kai Properties Ltd are deemed interested in the 22,438,121 ordinary shares held by Cyber Smart Trading Limited.

shareholdings statistics (cont'd)

As at March 8, 2005

DISTRIBUTION OF SHAREHOLDINGS

Size of Shareholders	No. of Shareholders	%	No. of Shares	%
1 – 999	5	0.17	667	0.00
1,000 – 10,000	1,930	67.70	8,752,000	1.98
10,001 – 1,000,000	883	30.97	46,317,000	10.48
1,000,001 and above	33	1.16	386,746,834	87.54
TOTAL	2,851	100.00	441,816,501	100.00

TWENTY LARGEST SHAREHOLDERS

No.	Name	No. Of Shares	%
1	WESTCOMB SECURITIES PTE LTD	89,904,857	20.35
2	SUPER DYNAMIC CONSULTANCY LIMITED	67,326,820	15.24
3	TECHNOLOGY VENTURE INVESTMENTS LIMITED	66,074,441	14.96
4	CITIBANK NOMINEES SINGAPORE PTE LTD	25,874,068	5.86
5	INTEL PACIFIC, INC	22,828,335	5.17
6	ASIA CAPITOL TECHNOLOGY PARTNERS LIMITED	16,526,155	3.74
7	HSBC (SINGAPORE) NOMINEES PTE LTD	10,580,000	2.39
8	VIRTUAL CENTURY GROUP LIMITED	9,369,171	2.12
9	MORGAN STANLEY ASIA (SINGAPORE) SECURITIES PTE LTD	8,350,000	1.89
10	DBS NOMINEES PTE LTD	6,922,000	1.57
11	ASDEW ACQUISITIONS PTE LTD	6,740,000	1.53
12	SERGIO VENTURES LIMITED	6,031,510	1.37
13	DBS VICKERS SECURITIES (S) PTE LTD	5,778,179	1.31
14	DUKE GROUP LIMITED	5,276,358	1.19
15	KIM ENG SECURITIES PTE. LTD.	4,805,000	1.09
16	UOB KAY HIAN PTE LTD	3,298,000	0.75
17	ISTHOCH ASSETS LIMITED	3,015,755	0.68
18	RAFFLES NOMINEES PTE LTD	2,694,000	0.61
19	PANWELL INVESTMENT LIMITED	2,638,179	0.60
20	MERRILL LYNCH (SINGAPORE) PTE LTD	2,534,000	0.57
	TOTAL	366,566,828	82.99

Based on the information available to the Company as at 8 March 2005, approximately 39.30% of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.

Notice of Annual General Meeting

ChinaCast Communication Holdings Limited
(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of ChinaCast Communication Holdings Limited will be held at Galleria 3, Level 3, Grand Copthorne Waterfront Hotel, 392 Havelock Road, Singapore 169663 on Thursday, 28 April 2005 at 10.00 a.m. to transact the following business:

As Ordinary Business

1 To receive and adopt the directors' report and financial statements for the financial year ended 31 December 2004 together with the auditors' report thereon. [Resolution 1]

2 To approve the proposed Directors' fees of S$103,500/- (31 December 2003: Nil) for the financial year ended 31 December 2004. [Resolution 2]

3 To re-elect the following Directors retiring pursuant to the Company's Bye-laws:

(a) Mr Li Wei (Retiring pursuant to Bye-law 104) [Resolution 3]
(b) Mr Foo Meng Tong (Retiring pursuant to Bye-law 107) [Resolution 4]
(c) Mr Chow Kok Kee (Retiring pursuant to Bye-law 107) [Resolution 5]
(d) Mr Daniel Tseung Kar Keung (Retiring pursuant to Bye-law 107) [Resolution 6]

4 To re-appoint Messrs Deloitte & Touche as the Company's auditors and authorise the directors to fix their remuneration. [Resolution 7]

As Special Business

5 To consider and, if thought fit, pass the following ordinary resolution with or without any modifications:

"THAT subject to the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the directors of the Company to issue shares ("Shares") in the capital of the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the directors of the Company may in their absolute discretion, deem fit, PROVIDED ALWAYS THAT the aggregate number of Shares to be issued pursuant to this resolution does not exceed fifty per cent. (50%) of the issued share capital of the Company at the time of the passing of this resolution, of which the aggregate number of Shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed twenty per cent. (20%) of the issued share capital of the Company at the time of the passing of this resolution, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law or by the Bye-laws of the Company to be held, whichever is the earlier." [Resolution 8]

[See Explanatory Note (i)]

6 Authority to issue shares under the ChinaCast Post-IPO Employee Share Option Scheme

"THAT approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the ChinaCast Post-IPO Employee Share Option Scheme (the "Post-IPO Scheme"), PROVIDED ALWAYS THAT the aggregate number of shares to be issued pursuant to the Post-IPO Scheme shall not exceed 15% of the issued share capital of the Company from time to time." [Resolution 9]

[See Explanatory Note (ii)]

Notice of Annual General Meeting (cont'd)

ChinaCast Communication Holdings Limited
(Incorporated in Bermuda with limited liability)

As Special Business

7 "THAT approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and associated companies (if any) that are entities at risk (as the term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions set out in the Company's Appendix dated 5 April 2005 (the "Appendix") with any party who is of the class of Interested Persons described in the Appendix provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such Interested Person Transactions as set out in the Appendix (the "Shareholders' Mandate").

That the Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company; and

That the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution." [Resolution 10]

[See Explanatory Note (iii)]

8 To transact any other ordinary business of an Annual General Meeting of which due notice shall have been given.

By order of the board of directors
Antonio Sena
Company Secretary

5 April 2005

Notes:

1 With the exception of the Central Depository (Pte) Ltd. (the "Depository") who may appoint more than two proxies, a shareholder of the Company entitled to attend and vote at the above Meeting is entitled to appoint no more than two proxies to attend and vote on its behalf. A proxy need not be a shareholder of the Company.

2 Where a form of proxy appoints more than one (1) proxy (including the case where such appointment results from a nomination by the Depository), the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy.

3 A corporation which is a shareholder of the Company may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its corporate representative at the Meeting.

4 To be valid, the instrument appointing a proxy or proxies together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be deposited at the office of the Company's Singapore Share Transfer Agent, **Lim Associates (Pte) Ltd**, at **10 Collyer Quay #19-08, Ocean Building, Singapore 049315** not less than **48 hours** before the time appointed for holding the Meeting or at any adjournment thereof.

Notes to item no. 3:

(a) Mr Foo Meng Tong is an Independent Director of the Company and Chairman of the Audit and Remuneration Committees, as well as a member of the Nominating Committee. He will continue in the said capacities, upon re-election as a Director of the Company.

(b) Mr Chow Kok Kee is an Independent Director of the Company and Chairman of the Nominating Committee as well as a member of the Audit and Remuneration Committees. He will continue in the said capacities, upon re-election as a Director of the Company.

(c) Mr Daniel Tseung Kar Keung is a Non-Executive Director of the Company and a member of the Audit Committee. He will continue in the said capacities, upon re-election as a Director of the Company.

EXPLANATORY NOTES ON SPECIAL BUSINESS TO BE TRANSACTED:

(i) The ordinary resolution proposed in the Resolution 8 above, if passed will empowered the Directors of the Company from the date of the above Meeting until the next Annual General Meeting to issue shares in the Company up to an amount not exceeding in total 50% of the issued share capital of the Company for the time being for such purposes as they consider would be in the interests of the Company. This authority will, unless previously revoked or varied at a general meeting, expire at the next Annual General Meeting of the Company.

(ii) The ordinary resolution proposed in the Resolution 9, if passed, will empower the Directors of the Company, from the date of the above Meeting until the next Annual General Meeting, to issue shares up to an amount in aggregate not exceeding 15% of the issued share capital of the Company from time to time pursuant to the exercise of the options under the ChinaCast Post-IPO Employee Share Option Scheme.

(iii) The ordinary resolution proposed in the Resolution 10, if passed, will empower the Directors of the Company to enter into Interested Person Transactions approved by the Shareholders' Mandate. The Mandate shall be renewed and approved at every Annual General Meeting, if necessary, unless being revoked or varied at a general meeting.

Design & Production by Citigate Su Yeang Design

Beijing Office

[illegible] RUOY CHAI International Building,

No.8 Yong An Dong Li,

Jian Guo Men Wai Avenue, Beijing 100022, P.R.China

Tel: 86-10-6566-7788

Fax: 86-10-8528-8366

Shanghai Office

[illegible]th Floor, Qiansheng Building

[illegible] Pu Jian Road, Shanghai 200127, P.R.China

Tel: 86-21-6864-4666

Fax: 86-21-5873-4554

Hong Kong Office

[illegible]th Floor, Tianjin Building,

[illegible]7 Connaught Road West, Hong Kong

Tel: 852-2811-2389

Fax: 852-2811-2973

Singapore Office

[illegible] Raffles Place, #18-01 OUB Centre, Singapore 048616

Tel: 65-6532-5998

Fax: 65-6532-5993